Exhibit 99.1

Stock Exchange Notice

18th November 2011

The Norwegian government is assuming responsibility for the export finance scheme previously managed by Eksportfinans

At a press conference this morning, Prime Minister Jens Stoltenberg announced that the Government will establish a state run export finance scheme. Despite great effort from the company’s board of directors and owners, it was not possible to arrive at a lasting solution for Norwegian export financing that includes Eksportfinans.

According to the press release from the Office of the Prime Minister published this morning, a public entity will assume responsibility for the scheme offering subsidized fixed rate loans (CIRR loans), the so called 108 scheme. This scheme is today managed by Eksportfinans. The option to choose market rates for CIRR qualifying loans instead of fixed rates will also be continued under the new scheme.

Read the full press release from the Office of the Prime Minister here:

http://www.regjeringen.no/en/dep/smk/pressesenter/pressemeldinger/2011/staten-sikrer-finansiering-til-norsk-eks.html?id=663610

“Naturally we are disappointed that it was not possible to find a solution that includes Eksportfinans. The company has been an important supporter of the export industry since the company was established 50 years ago, and has accumulated considerable experience in the area. The most important thing for us today is consideration for our employees, who will be taken care of in the best manner possible. At the same time we will be constructive in our discussions with the government to secure a good solution for Norwegian exporters going forward”, states President and CEO Gisele Marchand.

Eksportfinans has been asked to manage the scheme temporarily until a permanent public sector solution is in place, by 1st July 2012 at the latest. This means that new loans under the publicly subsidized export finance scheme will be handled by the government after the transition period. Eksportfinans’ portfolio of existing loans will be managed by the company in the years to come. The company will immediately commence preparations for a controlled run-off, which will most likely take several years.

“The company is well positioned for a controlled run-off that will protect the value of the company’s assets. Eksportfinans is solvent and liquid, and will be run down over a period of several years. We now ask for your understanding that the company will need some time to process the news before firm plans can be put in place”, states Chairman of the Board of Directors, Geir Bergvoll.

Contact information:

Chairman of the Board, Geir Bergvoll, tel: +47 91 31 54 85, e-mail: geir.bergvoll@dnb.no

President and CEO, Gisele Marchand, tel: +47 22 01 23 70, e-mail: gma@eksportfinans.no

EVP Director of Communications, Elise Lindbæk, tel: +47 90 51 82 50, e-mail: el@eksportfinans.no

For more information about Eksportfinans, see www.eksportfinans.no